Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Forward-Looking Statements This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "potential", "expect", "forecast", "estimate", "would", "could", "if" and "may". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors' Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco's offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof. In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date of this presentation Important Legal Information INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO'S DIRECTORS' CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO'S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION. All information contained herein is qualified by the information disclosed in the Directors' Circular (the "Circular") filed by Inco Limited ("Inco") on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled "Caution Regarding Forward-Looking Statements", "Information Regarding Falconbridge and Teck" and "Schedule B Important Information Regarding Inco's Ore Reserves and Mineral Resources" including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited ("Falconbridge") entitled "Risks Related to the Offer". This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.

Scott M. Hand Chairman and Chief Executive Officer

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the Directors' Circular, the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. Information relating to each of Falconbridge and Teck was derived from publicly available documents and filings by Falconbridge and Teck with applicable securities regulatory authorities, as well as certain other third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

All forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge, unless otherwise stated

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

Does the world need more nickel producing capacity? YES Will nickel industry meet the underlying demand? NO

Nickel outlook for 2006 is based on four drivers: Strong rebounding global stainless steel output Tighter stainless steel scrap market Exceptional strength in non-stainless nickel demand Limited nickel supply growth, low inventory level

World Nickel Supply/Demand Balance All figures in 000s of tonnes In 2006 we are forecasting a supply/demand deficit Source: Inco Limited

Five years of under-investment due to unrealized expectations from Australian acid leach projects has led to a tight nickel market until supply from new projects began entering the market in 2006 Timeline of Announcement to Production decion time to prod capacity Mt. Keith 1992 3.5 45 McCreedy E. 1993.5 2.5 13 PT Inco Exp 1994 4.5 23 Loma D.N. 1995 5 17 Minara 1995 4.5 45 Forteleza 1995.25 3.5 10 Raglan 1995.25 3.5 26 Cawse 1995.5 3.5 9 Bulong 1996 3.5 9 Cerro Exp. 1998 3 25 Cosmos 1998 2.5 8 Emily Ann 1999.5 2.5 7 Tati Exp. 1999.5 2.75 5 VBN 2002.5 3.3 60 Tambang Exp. 2002.75 3.5 15 Rio Tuba 2002.75 2.5 10 Goro 2003 4 55 Maggie Hays 2003 1.75 4 Aguablanca 2003.25 1.75 8 Sally Mallay 2003.5 1.5 6 Eramet Exp. 2003.5 2 13 Montcalm 2003.75 1.75 8 Project Announcement Production Begins There were few major projects announced during this time period. Source: Inco Limited

For the decade ending 2002, over half of new supply came from the collapse of the East Bloc, but this capacity is all gone Europe Total Availale Supply 2003-05 149 125 25 Increase in Russia+Cuban Exports (149kt) Remaining Big 4 Inco, WMC Falco, BHP (125kt) Other producers/ new production (26kt) Change in Annual WW+China Supply 1992-2002 Russian Nickel Consumption 1990-1994, 2004 1990 1991 1992 1993 1994 2004 USA 207781 168469 92000 62000 35000 28400 300kt 83% collapse Source: Inco Limited

"Goro-size" Unrealized expectations of Australian laterites in the late 90s led to only three "Goro-size" projects being developed in the last 14 years decion time to prod capacity Mt. Keith 1992 3.5 45 1992 McCreedy E. 1993.5 2.5 13 1993 PT Inco Exp 1994 4.5 23 1994 Loma de Niquel 1995 5 17 Murrin Murrin 1995 4.5 45 Forteleza 1995.25 3.5 10 1995 Raglan 1995.25 3.5 26 Cawse 1995.5 3.5 9 Bulong 1996 3.5 9 1996 Cerro Exp. 1998 3 25 Cosmos 1998 2.5 10 1998 Emily Ann 1999.5 2.5 7 1999 Tati Exp. 1999.5 2.75 6 Tambang Exp. 2002.75 3.5 15 Coral Bay 2002.75 2.5 10 2002 Maggie Hays 2003 1.75 7 Aguablanca 2003.25 1.75 8 Sally Malay 2003.5 1.5 6 2003 Eramet Exp. 2003.5 2 13 2005 Montcalm 2003.75 1.75 8 Falcondo Exp. 6 Jinchuan Exp. 15 VBN 50 2006 Goro 55 2007 Production Capacity of Recently Announced Projects 1992 1994 1995 1996 1998 1999 2002 2003 Full capacity not achieved New Primary Capacity Intermediate only 2005 2006 2007 Source: Inco Limited

Looking over the next couple of years nickel demand growth from 2005 will be limited by supply - new project development is not keeping pace with demand growth 2000 2001 2002 2003 2004 2005 2006(e) 2007(e) 2008(e) 2009(e) 2010(e) Demand (5.0% per annum) 1110 1085 1167 1244 1264 1316 1382 1451 1523 1600 1680 2005 Supply 1098 1148 1176 1204 1258 1290 1290 1290 1290 1290 1290 Inco Increase 0 29.334 47.114 75.097 104.624 104.879 Other Brownfield 15.334 73.55 70.673 115.093 126.247 Greenfield 6 26 109.1 201.4 Demand (6.0% per annum) 1110 1085 1167 1244 1264 1316 1395 1479 1567 1661 1761 Demand (6.5% per annum) 1110 1085 1167 1244 1264 1316 1402 1493 1590 1693 1803 Market in Deficit 000s of tonnes World Nickel Production Forecast Sourec: Inco management estimates - please refer to page 10 of the Directors' Circular

During the last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged >7% per year 8.7%* 3.5%* 7.0%* 0.1%* 0.9%* 0% 2% 4% 6% 8% 10% 12% 1991-95 1995-00 1960-74 1974-79 1979-91 Nickel Demand Growth Similar potential as China continues to grow >7% Growth *Average for periods indicated 4.2%* 2001-05 Source: Inco Limited

Nickel is a supply-driven story Surprises will likely be downside surprises... Lack of feed Output disruptions Strikes Geotechnical factors Mechanical outages Severe weather ....rather than upside surprises year forecast gross prod actual prod disruption Disruption % Nickel Price 1996 966 943 23 0.0238 7499.72 1997 1015 1000 15 0.0148 6916.33 1998 1035 1012 23 0.0222 4617.16 1999 1050 1026 24 0.0229 6026.51 2000 1120 1108 12 0.0107 8641.43 2001 1170 1147 23 0.0197 5948.41 2002 1205 1176 29 0.0241 6771.83 2003 1250 1204 46 0.0368 9640.34 2004 1295 1255 40 13851.65 0.0309 2005 1335 1285 45 14732.72 0.0375 2006f 0.03 0.01 2006 will be another year where high nickel prices encourage producers to operate at or above capacity; this creates a very high risk of supply disruptions, as seen in recent years World Nickel Production Disruptions(1) & Nickel Prices(2) Actual Disruption Nickel Price $/tonne Source: Inco Limited: disruption calculated as variance from start of year gross production forecast to end of year actual production results. Source: London Metal Exchange 2003 disruption high due to Inco Sudbury strike. In absence of strike, disruption was 2% (3)

Nickel industry consolidation has resulted in: Greater discipline Focus on margins rather than growth for growth's sake

Much of the world's nickel is lower grade Many operating mines will see significant declines in ore grades in the next few years Exceptional difficulty of bringing on new nickel projects

Ten years of low nickel prices led to curtailment of exploration spending until 2003 LME cash nickel prices - 1990 to date $/pound Source: London Metal Exchange

Despite rebound in global exploration expenditures, all mines moving towards production were discovered in earlier cycles Next generation of new mines will be harder to find forecaster 27 Analysts Haywood 11025 Salman Partners 10584 Prudential 9921 Merril Lynch 9524 National Bank 9371 Scotia Capital 9370 Morgan Stanley 9370 Deutsche Bank 9039 JP Morgan 9000 Barclay's Capital 8999 Bloomsbury Mineral 8841 ABN AMRO 8818 Macquarie 8818 Canaccord 8818 TD Securities 8818 Brook Hunt 8267 CitiGroup 7716 Smith Barney 7716 HSBC 7716 UBS 7496 BMO NB 7275 RBC Capital 7165 Long-term nickel price forecasts Long-term price assumptions have moved up LME Cash (USD/t) Average = 8,900$/t or $4.04/lb Source: commodity and sell-side analyst research reports

We estimate a long-term nickel price of $4.50-to-$5.00 per pound is required to earn cost of capital today given it takes about $2.5 billion to build a 40,000 tonne-per-annum nickel mine/processing facility

Most greenfield nickel projects face delays and cost increases Under estimating project complexity, scope and input costs Lower than expected throughput after completion

Given the failure of Australian laterite projects, bankers reluctant to lend money until pressure acid leach process is proven by Inco and BHP Billiton Feed Preparation Pressure Acid Leach Countercurrent Decantation Limonite Saprolite Solution Purification Copper Removal Tailings Impoundment Final Neutralization Nickel Oxide Cobalt Carbonate Nickel Pyrohydrolysis Cobalt Carbonate Precipitation Secondary SX Ni/Co Separation Primary SX - Ni Co Recovery Zinc Removal Goro process flowsheet

Political risk Resource havens not reliably stable Most untapped resources in emerging markets with relatively poor infrastructure Uncertain political landscape in areas previously deemed mining friendly leading to increased royalty payments and taxes

Supply will be limited for several years What projects are currently expected to go ahead? Expected Capacity (tonnes) Inco's Voisey's Bay - Q4/05 50,000 Inco's Goro - Q4/07 60,000 BHP Billiton's Ravensthorpe - Q4/07 45,000 CVRD's Vermelho - Q4/08 46,000 CVRD's Onca Puma(?) Q1/09 35,000 Supply from these projects will be phased in 2006-to-2011 With an assumed 4% long-term nickel demand growth rate, the market needs a "Goro-size" project every year to meet increased demand at that rate* Source: Inco Limited

It takes 7-to-10 years to bring on new nickel capacity Permitting 3 years Feasibility study 1-to-2 years Building operation 2-to-3 years Ramp-up production 1-to-2 years Total 7-to-10 years

Metals and mining industry worldwide is experiencing peak cycle characteristics and bottlenecking supply issues, such as a shortage of skilled labour Canadian mining industry needs 81,000 new workers in next decade - or double today's levels 40% of current workers will retire over the period Competition from oil and gas sector Understaffed operations = additional risk Time-consuming and major investment to fix problem Source: MITAC Report, Canada Thompson Sudbury Voisey's Bay

Industry is coping with shortages, high costs and long lead times on deliveries of equipment and raw materials

Cumulative Production (kt) A 63% increase in industry cash costs from 2001 to 2005 is partly due to a structural shift upwards - costs will remain high for some time to come 2005 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) US $/lb Inco cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Falconbridge Source and Copyright: Brook Hunt 2001 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) Inco Declining US$ and high energy costs are affecting metal price assumptions being used

Inco expects 48% nickel production growth on a standalone basis from 2005 to 2009 level PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 197 186 190 VB 83 145 140 120 Goro 0 0 38 110 565 625 650 720 487 Source OMG Toll Source: Inco Limited

Nickel's a tough and technically challenging business Under-estimation of project challenges Nickel is less free- flowing than other metals Nickel is harder to separate from trace metals Capital and operating costs higher than other metals Nickel pellets

PAL initial difficulties not due to technology, but due to construction materials and operating challenges We're on track to succeed at Goro Goro Pilot Plant Ran a pilot plant for 2 1/2 years Front end screening facility draws on PT Inco's experience with handling wet laterites Hired experienced people from all of the Australian laterite projects to work on the project Key members of the operating team in place Opportunity to expand with space left for a fourth autoclave After a few years of operations, we'll consider raising nameplate capacity beyond 60,000 tonnes Can be expanded many times

Unrivalled project pipeline Voisey's Bay Goro Bahodopi Goro Expansion Sorowako HPAL 2006 2007 2008 2009 2010 2011 2012 2013 Pomalaa Totten Kelly Lake Committed Greenfield Development Potential Development Pomalaa Inco December 2005: Commenced production at Voisey's Bay Late 2007 / early 2008: Begin production at Goro Additional expansions at existing operations (e.g., PT Inco, Sudbury) Note: Schedule based on Inco management estimates. 2014 2015

Large-scale, long-life and low-cost nickel assets Proven & Probable Ore Reserves Measured & Indicated Mineral Resources Inferred Mineral Resources Contained nickel in ore reserves and mineral resources (a) Inco's ore reserves and mineral resources Operations Growth Project Manitoba Operations (100%)(b)(d) Thompson ~15 years mine life (reserves only) Ontario Operations (100%)(d) Sudbury ~29 years mine life (reserves only) Goro (72%)(c) New Caledonia ~30 years mine life (reserves only) Voisey's Bay (100%) Newfoundland and Labrador ~14 years mine life (reserves only) PT Inco (61%)(c) Indonesia ~27 years mine life (reserves only) Note: Figures in millions of metric tonnes. Please refer to Schedule B of the Directors' Circular - Important Information Regarding Inco's Ore Reserves and Mineral Resources, including the cautionary note to U.S. and other investors regarding the references to ''mineral resources'', ''measured mineral resources'', ''indicated mineral resources'' and ''inferred mineral resources'', which terms are not recognized by the SEC. U.S. and other investors are cautioned not to assume that part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. U.S. and other investors are cautioned that inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable. At Inco's Manitoba operations, mine life assumes operations of the mine and mill only for the period from 2016 to 2022. The ore reserves and mineral resources reflected in the charts for PT Inco and Goro are the total ore reserves and total mineral resources at these projects of which Inco owns 61% and 72%, respectively, as at March 31, 2006. Production at the Ontario and Manitoba operations decreases over the mine life based on ore reserves only; however, Inco expects to continue to convert mineral resources in its inventory into ore reserves and add additional mineral resources through its ongoing exploration programmes to maintain current production levels.

The Inco/Falconbridge transaction will create superior value

- The New Inco will have an unrivalled project pipeline
  - ~1 billion pounds of nickel by 2009 – largest in the world
  - ~2.6 billion pounds of copper by 2011
- Unique, tangible and immediately realizable operating and corporate synergies
  - Approximately $550 million average annual run-rate[a], >$3.5 billion Net Present Value[b]
  - Only available to combined entity
  - Inco believes there is likely to be further upside beyond Sudbury (VBN / Raglan; Goro / Koniambo, etc.)
- Immediately accretive to cash flow and earnings
- Attractive product and geographic diversification
- Strong case for premium multiple for New Inco
- Attractive opportunity to participate in the growth and potential upside of leading North American miner for both sets of shareholders
- No subordinate voting share structure (1 share = 1 vote)
  - No constraints on future participation in industry consolidation

a) Estimated average annual pre-tax run-rate synergies; synergies estimates are based on preliminary evaluations only

b) After tax, assuming a 7% discount rate.

INCO

The Inco/Falconbridge transaction will create superior value Inco + Falconbridge Nickel 5826.36 Copper 4939.74 Aluminum 1139.94 Zinc 506.64 Precious 253.32 Cobalt & Other 126.66 46% 39% 9% 4% 2% 1% Total $12,666 Inco/Falconbridge focuses on two of the best metals: nickel and copper Pro forma sales by metal, 2005 (in $ millions) (a) Source: Inco 2005 Annual Report and Falconbridge 2005 Annual Report.

2005 2011(e) East 287 460 West 1199 2340 North New Inco (Millions of pounds of copper) 86% growth 1,400 2,600 Falconbridge Falconbridge Inco Superior growth in the best metals (Millions of pounds of nickel) 2005 2009(e) Inco 487 710 Falconbridge 250 250 North 737 1,025 Falconbridge Falconbridge Inco Inco 39% growth Source: Inco management The Inco/Falconbridge transaction will create superior value

The Inco/Falconbridge transaction will create superior value Cash flow(a) Earnings(a) Significantly accretive year one Accretive year one Net asset value(b) New Inco Accretive Based on May 12, 2006 First Call consensus mean estimates. Using Inco's internal commodity forecasts. Inco expects to retain its investment grade credit rating

Higher prices and new projects increase synergies by $200 MM SG & A $110 - - $110 Feed flow optimization 120 55 30 205 Cost and other improvements 90 - 10 100 Maximizing throughput 30 25 80 135 Total $350 $80 $120 $550 NPV of synergies(c) $2.5 bn $3.5 bn October 2005(a) May 2006(b) $550 million annual pre-tax run rate within 24 months of closing New projects Price changes Then calculated based on 2006 consensus commodity prices of $6.30/lb for nickel and $1.40/lb for copper. Based on Inco's internal commodity forecasts. After tax synergies, assuming a 7% discount rate. (In millions, unless otherwise specified) The Inco/Falconbridge transaction will create superior value

Strathcona Mill Feed Flow Optimization - Falconbridge's Strathcona mill to be dedicated to processing high copper ores - improved nickel, copper, and platinum group metals recoveries - $10 million All Falconbridge mines Nickel concentrate Copper concentrate Strathcona Mill Falconbridge high-Cu ore Copper concentrate Nickel concentrate Inco high-Cu Ore May 2006 plan Existing operation Feed flow optimization

Inco Falconbridge Examples of operational synergies Continuing optimization of Sudbury North Range mine plans continue to yield substantial results - $40 million of $550 million CROSS-SECTION Production from 3 new orebodies and substantial additional tonnages from 2 orebodies identified in October 2005 accelerated utilizing the combined infrastructure at our Coleman/McCreedy and Fraser/Strathcona mines Note: Information related to the Falconbridge orebodies is based on information from Falconbridge; operational synergies are estimates only and are based on preliminary evaluations. Bringing forward mine development in Thompson and additional mine development in Sudbury - 30 million of the $550 million FNX

Despite the growth challenges our industry faces, the Inco of today - and Inco plus Falconbridge - enjoy an unparalleled abundance of excellent opportunities Great project pipeline Tremendous reserve position Ability to flex production to our market position Exceptional costs, excellent cash flow and earnings potential

Supplemental

Inco's total estimated ore reserves as of December 31, 2005[a][b]

	Class	Quantity (millions of tonnes)	Nickel (per cent)	Copper (per cent)
ONTARIO OPERATIONS[c]	Proven	69	1.22	1.32
	Probable	94	1.22	1.31
MANITOBA OPERATIONS[c]	Proven	14	1.94	0.13
	Probable	11	1.86	0.12
PT INCO[d]	Proven	59	1.80	–
	Probable	88	1.81	–
VOISEY'S BAY PROJECT[c]	Proven	29	2.99	1.73
	Probable	3	0.64	0.37
GORO PROJECT[e]	Proven	96	1.34	–
	Probable	24	2.01	–

NOTES:

(a) See Inco's 2005 Annual Report on 10K. The ore reserves at each operation or project represent 100% of the ore reserves at such operation or project. Inco's share (determined by equity interest) of such ore reserves is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006).

(b) May reflect rounding differences.

(c) Estimates for the Ontario and Manitoba operations and the Voisey's Bay project are of in-place material after adjustments for mining dilution and mining recovery. No adjustments have been made to these estimates for metal losses due to processing (beneficiation, smelting and refining at the Ontario and Manitoba operations and beneficiation at the Voisey's Bay project).

(d) Estimates for PT Inco Sorowako Mine represent Dry Kiln Product and include factors for dilution and ore losses due to mining and screening recovery during ore preparation. Ore reserves do not include nickel losses due to smelting. For the PT Inco Pomalaa Mine, where the ore is sold under a Cooperative Resource Agreement with PT Aneka Tambang Tbk, ore reserves are adjusted for dilution and ore losses due to mining only.

(e) Estimates for the Goro Project include factors for dilution due to mining and for ore losses due to mining recovery and screening recovery during feed preparation. The ore reserve is estimated using a screened fraction recovered of minus 50 millimetres. The ore reserve estimates do not include the nickel or cobalt losses due to processing.

Inco's total estimated measured and indicated mineral resources as of December 31, 2005 Class Quantity (millions of tonnes) Nickel (per cent) Copper (per cent) ONTARIO OPERATIONS Measured 11 1.19 1.07 ONTARIO OPERATIONS Indicated 36 1.40 1.14 MANITOBA OPERATIONS Measured 1 1.94 0.12 MANITOBA OPERATIONS Indicated 3 2.56 0.15 PT INCO Measured 0.4 1.85 - PT INCO Indicated 28 1.67 - VOISEY'S BAY PROJECT Measured - - - VOISEY'S BAY PROJECT Indicated 40 1.89 0.9 GORO PROJECT Measured 39 1.31 - GORO PROJECT Indicated 36 1.68 - NOTES: See Inco's 2005 Annual Report on 10K. U.S. and other investors are cautioned that "mineral resources", "measured mineral resources" and "indicated mineral resources" are not recognized by the SEC. U.S. and other investors should not assume that part or all of the measured or indicated mineral resources will ever be converted into ore reserves. All mineral resource estimates (including measured and indicated mineral resources) are in addition to ore reserve estimates and do not include diluting material and allowances for losses that may occur when the material is mined. The estimated measured and indicated mineral resources at each operation or project represent 100% of the measured and indicated mineral resources at such operation or project. Inco's share (determined by equity interest) of such mineral resources is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006). May reflect rounding differences.

Inco's total estimated inferred mineral resources as of December 31, 2005 Class Quantity (millions of tonnes) Nickel (per cent) Copper (per cent) ONTARIO OPERATIONS Inferred 48 1.8 1.9 MANITOBA OPERATIONS Inferred 30 1.0 0.1 PT INCO Inferred 322 1.7 - VOISEY'S BAY PROJECT Inferred 6 2.3 1.0 GORO PROJECT Inferred 128 1.7 - NOTES: See Inco's 2005 Annual Report on 10K. U.S. and other investors are cautioned that "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" are not recognized by the SEC. U.S. and other investors should not assume that part or all of the inferred mineral resources will ever be converted into measured or indicated mineral resources or ore reserves. Inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. All mineral resource estimates as reported (including inferred mineral resources) are in addition to the estimated ore reserves and do not include diluting material and allowances for losses that may occur when the material is mined. The estimated inferred mineral resources at each operation or project represent 100% of the inferred mineral resources at such operation or project. Inco's share (determined by equity interest) is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006).